Mail Stop 0407

      							May 4, 2005

Via U.S. Mail and Fax
Mr. James P. Santelli
Vice President - Finance and Chief Financial Officer
Digital Angel Corporation
490 Villaume Avenue
South Saint Paul, MN  55075

	RE:	Digital Angel Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 8, 2005
		Form 10-Q for the quarterly period ended March 31, 2005
		File No. 1-15177

Dear Mr. Santelli:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ending December 31, 2004

Critical Accounting Policies and Estimates, page 14

1. Describe for us why you believe that your goodwill was not impaired at December 31, 2004 and previous periods. In this regard, we note that you have incurred net losses and negative cash flows from operations in the three most recent fiscal years and the three months ended March 31, 2005. Provide us with a copy of your evaluation of goodwill for the year ended December 31, 2004. In addition, tell us why you believe that the expected recovery period for goodwill is five years.

Item 9A.  Controls and Procedures

	Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

2. Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company`s internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company`s internal control over financial reporting. Please revise your disclosure to confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or were reasonably likely to materially affect, the company`s internal control over financial reporting. Revise your 10-Q for the quarter ended March 31, 2005 to comply with this comment too.

Consolidated Balance Sheets, page 33

3. Revise to present goodwill separately from intangible assets in accordance with paragraph 43 of SFAS 142.

Consolidated Statements of Cash Flows, page 36

4. Revise to present the proceeds from the sale of the Applied
Digital stock as a component of cash provided by operating activities in accordance with paragraph 18 of SFAS 115, since you have classified this investment as a trading security.








Note 1.  The Company and Basis of Presentation, page 37

Revenue Recognition, page 39

5. We note your disclosure that warranties are offered on your products. Disclose the information required by paragraph 14 of FIN
45.

6. Tell us how you applied the guidance in EITF 00-21 in determining your revenue recognition policy for services and products sold by OuterLink.

Note 2.  Acquisition, page 41

7. We note your discussion that the valuation of the stock issued in connection with the OuterLink Corporation is based on historical trading history and stock prices of the Company`s common stock. Tell us why you believe a marketability discount of 30% was appropriate.
In this regard, we note that the preferred stock was contingently convertible at the date of acquisition and was subsequently converted within the same year.

Note 10.  Stock Exchange with Applied Digital, page 45

8. We note your disclosure surrounding the Stock Purchase Agreement in March 2004. Please revise your disclosure to provide a discussion of the business purpose of the transaction. In addition, disclose how the purchase price per share for both the Digital Angel and Applied Digital stock was determined and how you determined the exercise price and the value of the warrants. Clarify for us how you accounted for this stock purchase agreement, including the warrants, and cite your basis in the relevant accounting literature.

Note 19.  Segment Information

9. We note that your GPS and Radio Communications segment consists of your Signature Industries Ltd. and OuterLink Corp. Tell us why you believe that these subsidiaries should be disclosed as one reportable segment. If you have aggregated more than one operating segment into a reportable segment, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

10. Clarify how you have defined your segment measure of profit or loss. In this regard, you disclose that you evaluate performance on segment operating income, while you present a different measure, "Loss from continuing operations before provision for taxes, minority interest and equity in net loss of affiliate," in your tabular segment information.


Note 20.  Related Party Activity

11. It appears that you have recorded amounts due from and to Applied
Digital on a net basis. Tell us how you have applied the guidance in
FIN 39 in determining that this presentation is appropriate.

Note 22.  Subsequent Events, page 55

12. We note your discussion of the February 2005 Stock Purchase agreement, which was used to allow Digital Angel to obtain shares of
Applied Digital to be issued as consideration for the acquisition. Please revise your disclosure to provide a discussion of the business purpose of the transaction, specifically why Digital Angel shares were not directly issued to the DSD shareholders and how the exchange ratio of shares was calculated.

13. It appears that the entire purchase price for your acquisition of
DSD Holdings A/S is contingent upon EBITDA for the next three years less other amounts. In this regard, tell us how you determined the initial payment of $3.5 million and whether this amount will be returned if DSD Holdings fails to achieve a certain level of EBITDA over the next three years. Does this payment represent your estimate of the final purchase price? In addition, tell us how you will account for any increases or decreases in total consideration in subsequent periods.

Form 10-Q for the quarter ended March 31, 2005

14. Comply with the comments above, as applicable.

Item 4.  Controls and Procedures

15. We note your disclosure that you carried out an evaluation "within the 90 days prior to the date of this report." Please note that filings after August 14, 2003 must comply with the disclosure
requirements of revised Item 307.   That is, you must disclose the
conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please revise your disclosure to indicate, if true, that your certifying officers concluded your disclosure controls and procedures were effective as of the end of the period covered by this report, based upon the evaluation of your disclosure controls and procedures.




16. We note that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were "effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company`s periodic SEC filings with the Securities and Exchange Commission." Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. James Santelli
Digital Angel Corporation
May 4, 2005
Page 6